                                 StealthGas Inc.
                              331 Kifissias Avenue
                                 Erithrea 14561
                                 Athens, Greece

October 3, 2005

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Messeret Nega
            Division of Corporation Finance

       Re:  StealthGas Inc. (Registration No. 333-127905)
            ---------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended,
StealthGas Inc. (the "Company") hereby requests acceleration of the effective date of the Company's Registration Statement on Form F-1 (Registration No.
333-127905), as amended, so that the Registration Statement may become effective at 1:00 p.m. (Washington, DC time) on October 5, 2005, or as soon as practicable thereafter.

     In connection with this request, the Company acknowledges:

     o    should the Securities and Exchange Commission (the "Commission") or
          the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

     o    the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STEALTHGAS INC.

By: /s/ Harry Vafias
Name: Harry Vafias
Title: President and Chief Executive Officer